92 Park Drive Milton Park Abingdon Oxfordshire OX14 4RY United Kingdom	VIA EDGAR

February 2, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Alan Campbell
Mr. Jeffrey Gabor
Ms. Jenn Do
Ms. Mary Mast

Re:	Immunocore Holdings plc
Registration Statement on Form F-1
File No. 333-252166

Acceleration Request
Requested Date:	February 4, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on February 4, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Divakar Gupta and Courtney Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at +1 212 479 6474, or in his absence, Courtney Thorne at + 1 617 937 2318. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

IMMUNOCORE HOLDINGS PLC

By:	/s/ Bahija Jallal, Ph.D.
Name: Bahija Jallal, Ph.D.
Title: Chief Executive Officer

cc:	Brian Di Donato, Chief Financial Officer, Immunocore Holdings plc
Lily Hepworth, General Counsel, Immunocore Holdings plc
Divakar Gupta, Cooley LLP
Courtney T. Thorne, Cooley LLP
Claire Keast-Butler, Cooley (UK) LLP